UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 4)(1)

InfoSearch Media, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45677V108

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED	8	SHARED VOTING POWER
BY EACH
REPORTING		39,954,882
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

		39,954,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,954,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED	8	SHARED VOTING POWER
BY EACH
REPORTING		39,954,882
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

		39,954,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,954,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED	8	SHARED VOTING POWER
BY EACH
REPORTING		33,797,835
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

		33,797,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,797,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED	8	SHARED VOTING POWER
BY EACH
REPORTING		33,797,835
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

		33,797,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,797,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED	8	SHARED VOTING POWER
BY EACH
REPORTING		39,954,882
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

		39,954,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,954,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45677V108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED	8	SHARED VOTING POWER
BY EACH
REPORTING		39,954,882
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

		39,954,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,954,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%
14	TYPE OF REPORTING PERSON IN

Introductory Statement

This constitutes Amendment No. 4 ("Amendment") to the Statement on Schedule 13D, filed on May 4, 2007, as amended by Amendment No. 1 filed on October 26, 2007, Amendment No. 2 filed on February 4, 2008, and Amendment No. 3 filed on June 18, 2008 (collectively the “Schedule 13D”). Except as otherwise described in this Amendment, the information contained in the Schedule 13D, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D. Information given in response to each item in the Schedule 13D, shall be deemed incorporated by reference in all other items.
Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of the filing of Amendment No. 3 to Statement on Schedule 13D, the Master Fund used $65,248 (including commissions) of its working capital to purchase an aggregate of 6,519,800 shares of Common Stock.

Item 4 is hereby supplemented with the following:

Item 4. Purpose of Transaction.

This Amendment is being filed to report the acquisition of additional Common Stock and that the Issuer elected Robert S. Ellin as a Director effective as of June 12, 2008.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in or participate in plans for any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5 is hereby amended in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a)

Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 39,954,882 shares of the Common Stock, representing approximately 76.1% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC; and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 39,954,882 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 76.1% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 84.59% of the shares of Trinad Capital Master Fund, Ltd. as of September 30, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 84.59% of the 39,954,882 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 33,797,835 shares or 64.4% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

The percentages used herein are calculated based on the 52,493,592 shares of Common Stock reported by the Issuer to be issued and outstanding as of August 19, 2008, in the Issuer’s Form 10-Q for the period ended June 30, 2008, as filed with the Securities and Exchange Commission on August 19, 2008.

(b)

Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have share the power to vote or to direct the vote and have shared power to dispose or to direct the disposition of the Common Stock it or he may be deemed to own beneficially.

(c) Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days.

Date of Acquisition	Number of Shares Acquired	Price per Share (including fees and commissions)
10/14/2008	6,519,800	$0.01

(d)

Not applicable.

(e)

Not applicable.

Item 6 is hereby amended in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Subscription Agreement, dated as of June 6, 2008, a copy of which was attached as Exhibit B to Amendment No. 3 to the Statement on Schedule 13D filed on June 18, 2008 and incorporated therein by reference, between the Master Fund and the Issuer, the Master Fund purchased from the Issuer, in a private placement (the “Offering”) on June 6, 2008, 20,000,000 shares of Common Stock at a price of $0.01 per share for an aggregate purchase price of $200,000. The Issuer has delivered to the Master Fund a registration rights agreement granting the Master Fund customary demand and piggy-back registration rights given to investors in offerings equivalent to the Offering.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A  Joint Filing Agreement, dated as of October 23, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: October 23, 2008		Date: October 23, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: October 23, 2008		Date: October 23, 2008

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

Date: October 23, 2008		Date: October 23, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: October 23, 2008		Date: October 23, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: October 23, 2008		Date: October 23, 2008

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

Date: October 23, 2008		Date: October 23, 2008